SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)*

Pacific Mercantile Bancorp
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

694552100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2015
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,501,700 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,501,700 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,501,700 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5 below)
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,501,700 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,501,700 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,501,700 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (See Item 5 below)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,469,938 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,469,938 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,469,938 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(See Item 5 below)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,469,938 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,469,938 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,469,938 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% (See Item 5 below)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 11 Pages

This Amendment No. 6 ("Amendment No. 6") amends and supplements the Schedule 13D, originally filed on September 2, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D, filed on January 10, 2012 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D, filed on October 15, 2012 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed on March 22, 2013 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed on November 7, 2014 ("Amendment No. 4") and Amendment No. 5 to the Original Schedule 13D filed on October 1, 2015 ("Amendment No. 5" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Schedule 13D") and relates to the common stock, no par value (the "Common Stock"), of Pacific Mercantile Bancorp, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 2, 5 and 7 of the Schedule 13D as set forth below. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a) This statement is filed by SBAV LP, a Delaware limited partnership ("SBAV"), SBAV GP LLC, a Delaware limited liability company, which serves as the general partner to SBAV ("SBAV GP"), George Hall ("Mr. Hall"), and Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SBAV ("Clinton", and together with SBAV, SBAV GP, and Mr. Hall, the "Reporting Persons").

(b) The principal business address of each of the Reporting Persons is 601 Lexington Avenue, 51st Fl., New York, New York 10022.

(c) The principal business of SBAV is to invest in securities. The principal business of SBAV GP is to act as the general partner of SBAV. The principal business of Clinton is to provide investment management services to private individuals and institutions. Mr. Hall is the sole and managing member of SBAV GP and the president of Clinton.

(d) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SBAV is a Delaware limited partnership. SBAV GP is a Delaware limited liability company. Mr. Hall is a citizen of the United States. Clinton is a Delaware corporation.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Clinton is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)–(c) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b)  As of the close of business on November 4, 2015, SBAV beneficially owns 1,469,938 shares of Common Stock and, representing approximately 6.4% of the outstanding shares of Common Stock. Accordingly, (i) SBAV GP, as the general partner of SBAV, may be deemed to beneficially own the 1,469,938 shares of Common Stock held by SBAV and (ii) Clinton, as the investment manager of SBAV and as sub-advisor to WKCAX, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, may be deemed to beneficially own the (x) 1,469,938 shares of Common Stock held by SBAV and (y) the 31,762 shares of Common Stock held by WKCAX, representing approximately 6.6% of the outstanding shares of Common Stock.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon the 22,811,075 shares of Common Stock outstanding as of September 30, 2015, as set forth in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on October 9, 2015.

(c) Other than the transaction reported in this Amendment No. 5 and the transactions reported on Schedule B attached hereto, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 5.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
13.	Joint Filing Agreement, dated November 4, 2015.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 4, 2015

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

CUSIP No. 694552100	SCHEDULE 13D/A	Page 9 of 11 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

The following sets forth the name, position and principal occupation of each director and executive officer of Clinton. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Fl., New York, New York 10022.

Name	Position & Principal Occupation
George Hall	Director and President of Clinton
Francis A. Ruchalski	Director and Chief Financial Officer of Clinton
John L. Hall	Director of Clinton

CUSIP No. 694552100	SCHEDULE 13D/A	Page 10 of 11 Pages

EXHIBIT 13

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: November 4, 2015

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

CUSIP No. 694552100	SCHEDULE 13D/A	Page 11 of 11 Pages

SCHEDULE B

Transactions in the Issuer's Shares of Common Stock by the Reporting Persons

Since the Filing of Amendment No. 5

The following tables set forth all transactions in the shares of Common Stock effected since the filing of Amendment No. 5 by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share does not include commissions.

CREL:

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/27/2015	(11,600)	6.65 (1)
10/28/2015	(20,000)	6.66 (2)
10/29/2015	(100)	6.69
11/02/2015	(518,100)	6.50 (3)
11/04/2015	(27,017)	6.62(4)

1. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.6354 to $6.6496, inclusive.

2. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.6555 to $6.6608, inclusive.

3. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.50 to $6.7722, inclusive.

4. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.5981 to $6.7393, inclusive.

The Reporting Persons undertake to provide Pacific Mercantile Bancorp, any security holder of Pacific Mercantile Bancorp, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Schedule B to this Schedule 13D/A.